Exhibit 99.1

25 April 2012

Sterlite Industries (India) Limited

Consolidated Results for the

Fourth Quarter and Year Ended 31 March 2012

Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its audited consolidated results for the fourth quarter (“Q4”) and full year ended 31 March 2012 (“FY 2012”).

FY 2012 Highlights

•	Operational Performance

•	Record production of refined Zinc, Lead and Silver at Zinc-India operations

•	Record Power production

•	Commissioned two 600 MW units of the Jharsuguda power plant and synchronized the fourth 600 MW unit

•	Reserves and Resources

•	Zinc-India added 27.1 mn tonnes of R&R, prior to depletion of 8.04 million tonnes

•	Mine life extended at all three assets at Zinc-International

•	Financial performance

•	Revenues Rs. 40,967 crore, up 35%

•	EBITDA at Rs. 10,169 crore, up 26%

•	PAT at Rs. 7,761 crore, up 6% after exceptional items of Rs. 473 crore.

•	Strong balance sheet with cash and liquid investments of Rs. 23,403 crore

•	Highest ever dividend at Rs. 2/share for FY2012, including interim dividend Re.1/share

•	Contribution of around Rs. 5,500 crore to Indian exchequer in terms of taxes, duties and royalties

•	Merger with Sesa Goa Limited and Vedanta Group Consolidation announced.

Anil Agarwal, Chairman, Sterlite Industries (India) Ltd said; “Sterlite Industries delivered strong operating and financial performance during the year, despite macroeconomic headwinds. We continue to deliver on our growth projects, expanding and optimizing our assets to generate strong returns for our shareholders. The board has approved a dividend of Rs. 2/share for FY2012. Last quarter, we announced a merger of Sterlite with Sesa Goa, and simplification of the Vedanta Group structure. The merger process is well on track to create one of the world’s largest natural resource majors, and deliver significant long term value for shareholders.”

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 2 of 10

Financial Highlights

	Quarter ended 31 March		Change	Years Ended 31 March		Change
Particulars	2012	2011	%	2012	2011	%
Net Sales/Income from operations	10,763	10,000	7.6	40,967	30,248	35.4
EBITDA	2,705	3,051	(11.6)	10,169	8,050	26.3
Interest expense (excluding forex gain/loss)	328	118	177.3	852	351	142.9
Forex gain/(loss)	331			(305)
Profit before Depreciation and Taxes	3,412	3,680	(7.3)	12,174	10,221	19.1
Depreciation	507	352		1,830	1,030
Profit before Exceptional items	2,905	3,328		10,344	9,190
Exceptional Items	432	32		473	57
Taxes	487	566		2,111	1,812
Profit After Taxes	1,987	2730	(27.2)	7,761	7,322	6.0
Minority Interest	550	726		2,161	1,995
Share in Profit/(Loss) of Associate	(160)	(80)		(772)	(285)
Attributable PAT after exceptional item	1,277	1,925	(33.7)	4,828	5,043	(4.3)
Basic Earnings per Share (Rs./share)	3.8	5.7		14.4	15.0
Underlying Earnings per Share (Rs./share)*	4.1	5.8		16.7	15.0
Exchange rate (Rs./$) – Average	50.3	45.3		47.9	45.6

*	Excluding FX gain/loss and exceptional items

Consolidated Financial Performance

Revenues for the year were Rs. 40,967 crore, an increase of 35.4%, and revenues for Q4 were Rs. 10,763 crore, up 7.6%, driven by higher volumes as several of our growth projects commenced operations and ramped up production, and the successful integration of the Zinc International business acquired in second half of FY 2011. In line with the increased revenues, EBITDA for the year was up 26.3% at Rs. 10,169 crore. EBITDA for Q4 was down 9.2% at Rs. 2,771 crore, due to lower LME prices, partially offset by higher volumes.

Due to the volatility of the Indian Rupee witnessed during the year, the Company incurred Forex losses which impacted profitability. During Q4, the Company also recognized an exceptional loss of Rs. 423 crores due to an unfavorable ruling by the US courts in connection with the cancellation of the share purchase agreement entered with ASARCO in 2009. Underlying earnings per share (excluding foreign exchange and exceptional items) was up 11.3% for the year.

The Company continued to maintain a strong balance sheet and financial position, with cash and liquid investments totaling to Rs.23,403 crore on 31 March 2012

Merger of Sterlite and Sesa Goa Limited and Vedanta Group Consolidation

During the quarter, we announced the merger of Sesa Goa Limited and Sterlite Industries, and Vedanta Group Consolidation. This merger will create one of the world’s largest diversified natural resources companies with interests in Zinc-Lead-Silver, Iron Ore, Oil & Gas, Copper, Aluminium and Commercial Power. The merged entity will have operations in India, Australia, South Africa, Namibia, Ireland, Liberia and Sri Lanka.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 3 of 10

The merger is on track for completion in CY 2012, as previously announced. Documentation relating to the merger is expected to be distributed to each company’s shareholders in May 2012 and the respective shareholder meetings to approve the merger are expected to be held in June 2012. After receiving the BSE and NSE approvals, the Companies have filed petitions in the respective High Courts. The Competition Commission of India has approved the transaction and an application for the approval of Foreign Investment Promotion Board has been filed.

Dividend

The Board has recommended a final dividend of Rs. 1 per share, taking the total dividend for FY2012 to Rs. 2 per share, which is the highest ever dividend proposed by the company. The total dividend outgo will nearly double to Rs. 686 crore as against Rs. 370 Crore during the previous year.

Zinc – India Business

	Quarter ended 31 March		Change	Year Ended 31 March		Change
Particulars	2012	2011	%	2012	2011	%
Production (in Kt, except for silver)
Mined Metal – Zinc and Lead	223	231	(3.3)	830	840	(1.1)
Total Refined Zinc	190	194	(2.0)	759	712	6.0
Integrated zinc	189	187	1.1	752	693	1.0
Total Refined Lead	37	18	110	99	63	56.0
Integrated Lead	31	18	77	89	63	41.0
Total Refined Silver	88	50	77	242	179	35.0
Integrated Silver	83	50	67	237	179	32.0

Financials (In Rs. Crore, except as stated)
Revenue	3,062	3,182	(3.8)	11,132	9,844	13.1
EBITDA	1,642	1,956	(16.0)	5,993	5,556	7.9
PAT	1,418	1,769	(19.8)	5,506	4,898	12.4
Zinc CoP without Royalty ($/MT)	828	784	5.6	834	808	3.2
Zinc CoP with Royalty ($/MT)	995	979	1.6	1,010	990	2.0
Zinc LME ($/MT)	2,025	2,393	(15.4)	2,098	2,185	(4.0)
Lead LME ($/MT)	2,093	2,605	(19.6)	2,269	2,244	1.1
Silver LBMA ($/oz)	32.6	31.9	2.0	35.3	23.9	48.0

(1)	Including captive consumption of 2,156 tonnes in Q4 FY 2012 vs 1,340 tonnes in Q4 FY 2011 and 6,625 tonnes in FY 2012 vs 5,898 tonnes in FY 2011

(2)	Including captive consumption of 11,345 Kgs in Q4 FY 2012 vs 7,016 Kgs in Q4 FY 2011 and 34,917 Kgs in FY 2012 vs 30,997 Kgs in FY 2011

Mined metal production at Hindustan Zinc Limited (“HZL”) was 223,000 tonnes in Q4 and 830,000 tonnes in FY2012, compared with 231,000 tonnes and 840,000 tonnes in the corresponding prior periods. The marginal decline was due to a temporary decline in ore grade at Rampura Agucha mine, partially offset by higher metal recoveries across all mines and increased production at Sindesar Khurd mine (“SK mine”). SK mine ramped to 80% utilization in Q4 and will deliver volumes near its capacity in FY2013.

Refined Zinc production was marginally lower at 190,000 tonnes in Q4 and at a record 759,000 tonnes for FY2012, primarily on account of higher utilization of new-generation smelters in Rajasthan and ramp-down of Vizag smelter during the quarter.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 4 of 10

Lead production was 37,000 tonnes in Q4 and at a record 99,000 tonnes in FY2012, up 110% and 56% respectively. Silver production was at 88 tonnes in Q4 and at a record 242 tonnes in FY2012, up 77% and 35% respectively. The increase in Lead and Silver production was on account of the ramp-up of the SK mine, the 100 ktpa Dariba Lead smelter and the Silver refinery.

EBITDA for Q4 was down 16% due to lower zinc and lead LME prices. EBITDA for FY2012 was up 7.9% on account of higher volume.

The Zinc CoP, excluding royalty, during Q4 and FY2012 was Rs. 41,693 per MT ($828 per MT) and Rs. 40,003 per MT ($834 per MT). The increase in costs was largely on account of significant increase in input commodity prices (including coal) and Rupee depreciation, partially offset by improved operating efficiencies.

During the year, HZL commissioned the Dariba Lead smelter and a new Silver refinery, both of which are ramping up as per schedule. Sindesar Khurd mine achieved 1.8mtpa run-rate towards the end of Q4. The progress of underground mine development work at Rampura Agucha mine and greenfield Kayar mine is as per schedule.

Reserves and Resources (R&R)

HZL added 27.1 million tonnes to their R&R, prior to depletion of 8.04 million tonnes. With a total R&R of 332.3 million tonnes containing 35 million tonnes of Zinc-Lead and 912 million ounces of Silver as on 31 March 2012, the mine life is over 25 years.

HZL continues to invest its resources in identifying new world-class resources. During the year, systematic greenfield exploration was performed over 4,500 sq km and HZL applied for new Reconnaissance Permits for around 18,700 sq km. A total of 94,250m of drilling was completed at various exploration sites in FY2012.

Outlook

In line with the mine plan, mined metal production in FY2013 is expected to be slightly higher than FY2012. Production in first half of FY2013 is expected to be marginally lower than that in the corresponding prior year, but will be more than made up in second half of FY2013. SK mine is expected to deliver volumes near its capacity of 2.0mtpa in FY2013. Total integrated Silver production is projected to be around 350 tonnes in FY2013.

Average CoP for FY2013 is expected to be in line with FY2012, however there could be quarterly fluctuations based on mine plan.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 5 of 10

Zinc – International Business

Particulars	Quarter Ended 31 March 2012	Quarter Ended 31 December 2011	Change %	Year Ended 31 March 2012
Production (Kt)
Mined Metal Content (MIC)- BMM & Lisheen	71	71	(0.3)	299
Refined Metal content – Skorpion	36	34	5.9	145

Total	106	105	1.7	444

Financials (In Rs. Crore, except as stated)
Revenue	1,007	1,030	(2.3)	4,258
EBITDA	369	342	7.6	1,753
PAT	174	201	(13.4)	1,034
CoP – ($ per MT)	1,240	1,188	4.4	1,253
Zinc LME ($/MT)	2,025	1,897	6.7	2,098
Lead LME ($/MT)	2,093	1,983	5.5	2,269

Note: Skorpion was acquired in Q3 FY 2011. BMM and Lisheen were acquired in Q4 FY 2011.

In Q4, total production of Zinc-Lead metal-in-concentrate and Zinc metal was 106,000 tonnes, which included 71,000 tonnes of Zinc and Lead metal-in-concentrate (MIC) at Lisheen and BMM and 36,000 tonnes of refined Zinc at Skorpion.

For the full year, total production of Zinc and Lead metal-in-concentrate and Zinc metal was 444,000 tonnes, which comprised 299,000 tonnes of Zinc and Lead metal-in-concentrate (MIC) at Lisheen and BMM, and 145,000 tonnes of refined Zinc at Skorpion and this compared well with the corresponding prior period production of 434,000 tonnes.

EBITDA for Q4 was Rs. 369 crore, an increase of 7.6% compared with Q3 FY2011. For FY2012, EBITDA was Rs. 1,753 crore.

In FY2013, production at Zinc–International is expected to be impacted by a fall in grades, which will lead to 10-12% lower production volumes.

Reserves and Resources (R&R)

The ongoing exploration programme has yielded the following results:

•	Mine life of over 5 years at Skorpion with some additional work to be done for conversion of resources to reserves.

•	Gross addition of more than 2 mt to R&R at black mountain mine, extending mine life. Further work is in progress to increase confidence level of R&R.

•	Lisheen mine life extended by one year to approximately 3 years.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 6 of 10

Copper Business

	Quarter Ended 31 March		Change	Years Ended 31 March		Change
Particulars	2012	2011	%	2012	2011	%
Production (Kt)
Mined Metal Content	5	5	2.1	23	23	(1.4)
Cathodes	80	80	0.3	326	304	7.2

Financials (In Rs. crore, except as stated)
Revenue	5,399	5,293	2.0	21,136	15,655	35.0
EBITDA	404	350	15.4	1,498	1,043	43.6
Exceptional Items	423	—		423	—
PAT	139	317	(56.1)	1,155	1,625	(29.8)
Net CoP – cathode (¢/ lb)	4.1	1.0	—	0.0	4.0	—
Tc/Rc (¢ / lb)	15.3	11.3	36.8	14.5	11.9	22.4
LME ($/MT)	8,310	9,644	(13.8)	8,475	8,138	4.1

During Q4, Copper cathode production at the Tuticorin smelter was 80,000 tonnes, in line with the corresponding prior period. For the full year, copper cathode production was 326,000 tonnes.

Mined metal production at our Australian mines was 5,000 tonnes and 23,000 tonnes during Q4 and FY2012, respectively, in line with the corresponding prior periods.

EBITDA for Q4 was Rs. 404 crore, an increase of 15.4% compared with the corresponding prior quarter, on account of higher TcRcs. The net CoP for Q4 increased from 1.0c/lb to 4.1c/lb due to higher power and petroleum costs and lower by-product credits.

EBITDA for the year was 43.6% higher at Rs. 1,498 crore, on account of higher TcRcs and lower net CoP, which decreased from 4.0c/lb to 0c/lb, due to higher by-product credits and operational efficiencies.

The first 80 MW unit of the captive power plant at Tuticorin has achieved mechanical completion in Q4 and will be synchronised in the current quarter.

In reference to the Special Leave Petition filed by the company in the Honourable Supreme Court, the Unit has complied with all the TNPCB directions due till date and is in the process of progressively complying with the remaining directions. The smelter continues to operate at rated capacity and the matter is listed on May 9, 2012 for further hearing.

ASARCO had filed a suit in US Court against us for the alleged breach of the Purchase and Sale Agreement signed in May 2008. The Court has ruled in February 2012, that Asarco is entitled to a net incidental damages of US$82.75 million after adjustment of US$50 million paid to Asarco in December 2009. Asarco has filed motions seeking pre-judgment interest and legal fee and has also filed a notice of appeal against the judgment. In the interim, the Company has recognized Rs. 423 crore ($82.75 million) as exceptional item during the quarter.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 7 of 10

Aluminium Business (BALCO)

	Quarter Ended 31 March		Change	Years Ended 31 March		Change
Particulars	2012	2011	%	2012	2011	%
Production (Kt)
Aluminum	62	62	—	246	255	(3.8)

Financials (In Rs. crore, except as stated)
Revenue	800	838	(4.6)	3,043	3,024	(0.6)
EBITDA	95	230	(58.5)	374	616	(39.3)
PAT	46	116	(60.3)	157	313	(50.0)
CoP ($/MT)	1,918	1,781	7.7	1,997	1,784	11.9
LME ($/MT)	2,177	2,503	(13.0)	2,313	2,257	2.5

Aluminium production during Q4 at the 245 ktpa BALCO-II smelter was 62,000 tonnes, in line with the corresponding prior quarter.

EBITDA for Q4 and FY2012 was Rs. 95 crore and Rs. 374 crore respectively, lower due lower aluminium LME and increase in CoP. During Q4, CoP increased to Rs. 96,857 per tonne ($1,918 per tonne) compared with Rs. 80,570 per tonne ($1,781 per tonne) in the corresponding prior quarter and the full year CoP was higher at Rs 95,747 per tonne ($1,997 per tonne). The increase in CoP was on account of increase in coal, carbon and alumina costs.

The first metal tapping from the 325 ktpa BALCO-III Aluminium smelter is scheduled for Q3 FY2013. The first 300 MW unit of the 1,200 MW captive power plant at BALCO is expected to be synchronised in the current quarter. We continue to work towards the second stage forest clearance for the 211 mt BALCO coal block, following the Environment Appraisal Committee approval received in November 2011.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 8 of 10

Vedanta Aluminium Limited

	Quarter Ended 31 March		Change	Years Ended 31 March		Change
Particulars	2012	2011	%	2012	2011	%
Production (Mt)
Alumina	240	184	30.4	928	707	31.3
Aluminium	115	108	6.4	430	385	11.5

Financials (in Rs. Crore except as stated)
Revenue	1,663	1,563	6.4	5,834	4,953	17.8
EBITDA	222	248	(10.5)	563	717	(21.5)
Forex gain/(loss)
PAT	(542)	(268)		(2,618)	(958)
SIIL Share	(160)	(80)		(772)	(285)
Alumina COP ($/MT)	350	319	(9.4)	350	326	(7.4)
Aluminium COP ($/MT)	1,930	1,949	1.0	2,188	1,940	(12.8)
LME ($/MT)	2,177	2,503	(13.0)	2,313	2,257	2.5

The 1 mtpa Alumina refinery at Lanjigarh has been operating near its rated capacity, and its Alumina production was 30.4% higher at a record 240,000 tonnes in Q4 and 31.3% higher at 928,000 tonnes for the full year.

Aluminium production at the 500 ktpa Jharsuguda-I smelter was 6.4% higher at 115,000 tonnes in Q4, and 11.5% higher at 430,000 tonnes for the full year, respectively, compared with the corresponding prior periods.

EBITDA for Q4 and FY2012 was Rs. 222 crore and Rs. 563 crore, lower by 10.5% and 21.2% respectively.

During Q4 and FY2012, the CoP of Hot metal was Rs. 1,00,066 per tonne ($1,930 per tonne) and Rs. 104,892 per tonne ($2188 per tonne), reflecting increase in input prices of coal, carbon and alumina. Improved operating performance has helped to deliver Q4 CoP of $1,930 per tonne, against the backdrop of high cost in the first half due to a pot outage. The 500 ktpa Jharsuguda-I Aluminium smelter has stabilized with most of the key parameters, including power consumption, at normal operating levels.

Work at the 1.25 mtpa Jharsuguda-II Aluminium smelter project is progressing well, and we continue to evaluate the start-up date of the smelter.

Status of Investment in Vedanta Aluminium as at 31 March 2012

Investment In VAL (Rs. Crore)	Sterlite	Vedanta	External	Total
Equity	563	1,391	—	1,954
Preference Shares	3,000	—	—	3,000
Quasi Equity / Debt	7,007	2,090	18,098	27,195
Total Funding	10,570	3,481	18,098	32,149

Corporate Guarantees	4,538	27,497	—	32,035

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 9 of 10

Power Business

	Quarter Ended 31 March		Change	Years Ended 31 March		Change
Particulars	2012	2011	%	2012	2011	%
Merchant sales (Mn units)
SEL *	1,674	563	197	5,638	856	558.6
Balco 270 MW	412	432	(4.8)	1,605	1,623	(1.5)
WPP	80	45	76.9	336	201	66.4

Total	2,166	1,039	108.5	7,578	2,681	182.7

Financials (In Rs. Crore, except as stated)
Revenue	797	223	257.3	2,572	728	253.2
EBITDA	239	84	183.0	686	335	105.0
PAT	54	50	9.0	163	203	69.5
Average Power CoP (Rs./unit)	2.16	1.79	20.7	2.40	1.77
Average Power Realization (Rs./unit)	3.39	3.05		3.39	3.38
SEL CoP (Rs./unit)	2.28	2.34		2.62	2.34
SEL realization (Rs./unit)	3.43	3.09		3.42	3.09

*	Including production under trial run of 209 million units in Q4 FY2012 vs 352 million units in Q4 FY 2011 and 926 million units in FY2012 vs 646 million units in FY 2011

Power sales were 2,166 million units and 7,578 million units during Q4 and FY2012, compared with 1,039 million units and 2,681 million units during the corresponding prior periods, respectively, as the three 600 MW units at the Jharsuguda 2,400 MW power plant come into operation. During Q4, third 600 MW unit started commercial production and the fourth 600 MW unit was synchronised.

EBITDA for Q4 and FY2012 was Rs. 239 Crore and Rs. 686 crore respectively. Increase in EBITDA was on account of higher sales from the three 600 MW units commissioned in March 2011, May 2011 and February 2012 respectively and better operating efficiencies from stable plant operations. During Q4, the cost of generation at SEL was Rs. 2.28 per unit as against Rs. 2.72 per unit in Q3 FY2012, due to stable plant operations.

The 150 MW wind power expansion at HZL was completed during the quarter, taking our wind power generation capacity to 273 MW. Work at the 1,980 MW power project at Talwandi Sabo is progressing well and the first 660 MW unit is on track for synchronization in Q4 FY2013.

Depreciation

The consolidated depreciation and amortization cost for Q4 was higher at Rs. 507 crore compared with Rs. 352 crore during the corresponding prior quarter, due to capitalisation of Dariba lead smelter, wind power project and three units of 600 MW at Jharsuguda and depreciation on the assets of the Zinc International business, which were acquired in Q3 and Q4 FY2011.

Income Tax Rate

During the year the effective tax rate higher at 21.3% compared with 19.8% in the corresponding prior period, primarily on account of higher tax rate at HZL.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Full Year ended 31 March 2012	Page 10 of 10

Cash, Cash Equivalents and Liquid Investment

As at 31 March 2012, on consolidated basis, the Company had Cash and liquid investments of Rs. 23,403 crore, out of which Rs. 14,420 crore was primarily invested in debt mutual funds and Rs. 8,983 crore was in Bank fixed deposits and current account balance with Banks.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.